September 6, 2006


By facsimile to (202) 857-1737 and U.S. Mail

James P. Bouchard
Esmark Incorporated
2500 Euclid Ave.
Chicago Heights, IL 60411

RE:	Wheeling-Pittsburgh Corporation
	Preliminary Proxy Filed by Esmark, Inc.
	Amended August 24, 2006
	File No. 0-50300

Dear Mr. Bouchard:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the information in your response to prior comment
2 as it appears to be material based upon your prior negotiations with Wheeling-Pittsburgh.

Background, page 2

2. Briefly describe the material terms of the collective bargaining agreement with the USW.

3. Please specify when the communications with Wheeling-
Pittsburgh`s
management took place after the September 23, 2005 letter from Esmark as well as the substance of those communications.

4. Please disclose the specific terms of the September 23, 2005 offer and describe how Esmark modified its proposal on February 7, 2006 and
April 7, 2006. Disclose the communications, if any, that occurred between these two modifications.

5. Discuss in greater detail the April 24, 2006 meeting between representatives of Esmark and the board of Wheeling-Pittsburgh.

Reasons for Solicitation, page 3

6. Please supplementally provide a copy of the referenced UBS research report.

7. Expand the discussion under "Stronger Balance Sheet" to provide more information with regard to the intended change in management. To the extent you have identified members of the management team, please expand to name and describe them.

Proposal No. 4, page 9

8. We reissue prior comment 17.

Closing Comments

	Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729
or Ade Heyliger, Special Counsel in the Office of Mergers and
Acquisitions, at (202) 551-3636 with any other questions.
Alternatively, you may contact me at (202) 551-3767.


      Sincerely,


      Jennifer R. Hardy
								Legal Branch Chief

CC: 	David H. Pankey




James P. Bouchard
Esmark Incorporated
September 6, 2006
Page 2








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE